UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Trading Update dated 11 September 2024

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION
FOR IMMEDIATE RELEASE

11 September 2024
Trading Update

Rentokil Initial plc ("the Group") provides the following update on current trading and the outlook for FY 24.

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North America Organic Revenue growth now anticipated to be c.1% in H2 24
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North America operating profit also being impacted by higher sales, service and other costs
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FY 24 North America Adjusted Operating Profit margin* now anticipated to be c.17.2% and Group Adjusted Operating Profit margin* to be c.15.5%
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Rest of Group continues to perform well
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At current exchange rates, additional FY 24 currency headwind of c.£10m
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FY 24 Group Adjusted PBTA now expected to be c.£700m

*Presented at constant exchange rates

North America organic growth

While we saw some positive momentum in North America sales activity at the end of the second quarter, the trading performance in July and August was lower than anticipated. There has also been some modest disruption to organic growth from branch integration. We now expect H2 24 Organic Revenue growth in North America of c.1%.

The estimated drop through impact of the revised North America growth expectation on FY 24 Adjusted Operating Profit is c.£20m.

North America operations

To position Rentokil to deliver our planned growth through the peak season, both sales and service resource was expanded. As a result of lower than expected lead flow and sales growth, the operation was over-resourced in both sales and service. Increased weekend working to drive additional revenue also resulted in an increase in overtime expenditure. In addition, spend on materials and consumables is higher than expected.

The aggregate impact of these cost items on FY 24 Group Adjusted Operating Profit is anticipated to be c.£50m.

Foreign currency

Since the Interim Results, Sterling has strengthened against the US Dollar, and hyper-inflation has eased in a number of markets. If rates remain at current levels to year end, this will result in an additional headwind of c.£10m to FY 24 Adjusted PBTA.

Right Way 2 Plan

Our immediate focus is on the Right Way 2 plan to improve revenue growth, through increased lead flow, sales conversion and customer retention. We are taking decisive action to mitigate the cost over-runs as we exit the peak season, managing inventory more effectively, managing technician workload and overtime, and will right-size labour resources for the volume opportunity.

We continue to believe in the fundamental strength of the North America business. The substantial structural growth opportunities, enhanced by the benefits of the Terminix transaction, means the value creation opportunity remains intact, albeit taking longer to realise than anticipated.

Conference Call details

Today, 11 September at 8:00 am BST, Rentokil Initial Chief Executive, Andy Ransom and Chief Financial Officer, Stuart Ingall-Tombs will host a 30‐minute conference call for analysts and investors. There will be an additional conference call for US audiences at 1:00 pm BST. A replay will be made available on the Company website.

For the 8:00 am call
To join via teleconference use conference ID 82879 with one of the dial-in options below. An audio webcast will be accessible at https://events.q4inc.com/attendee/377474167.

For the 1:00 pm call
To join via teleconference use conference ID 43099 with one of the dial-in options below. An audio webcast will be accessible at https://events.q4inc.com/attendee/749955350.

UK: +44 20 3481 4247
France: +33 1 73 02 31 36
Germany: +49 69 589964217
Sweden: +46 8 505 246 90
Singapore: +65 3159 1234
USA: +1 (646) 307 1963

Additional international access conference numbers can be found at https://registrations.events/directory/international/itfs.html

Rentokil Initial will announce third quarter results for the period ended 30 September 2024 on 17 October 2024.

The person responsible for making this announcement is Rachel Canham, Group General Counsel and Company Secretary, Rentokil Initial plc.

Enquiries: Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; the identification of a material weakness in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.
Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant full year 2023 exchange rates ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Operating Profit and Adjusted PBTA. Definitions for these measures can be found in note 14 of the financial statements in the Interim Results. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 September 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary